

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2006

Mr. Earl L. Powers
Chief Financial Officer
Birds Eye Foods, Inc.
90 Linden Oaks, Policy Box 20670
Rochester, New York 14602-0670

> **Re:** **Birds Eye Foods Inc.**
> **Form 10-K for Fiscal Year Ended June 25, 2005**
> **Filed September 23, 2005**
> **File No. 1-07605**

Dear Mr. Powers:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief